UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Herbalife Nutrition Ltd.

(Name of Issuer)

Common Shares, par value $0.0005 per share

(Title of Class of Securities)

G4412G101

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. G4412G101	13G	Page 2 of 5

1.	NAMES OF REPORTING PERSONS HBL Swiss Services GmbH (formerly known as HBL Swiss Financing GmbH)[1]
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 10,025,020[2]
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 10,025,020[2]
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,025,020[2]
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.8%[3]
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

[1]

This Amendment No. 3 to Schedule 13 G/A is being filed to: (1) reflect the name change of the Reporting Person to HBL Swiss Services GmbH (“SwissCo”), a Swiss company with limited liability and an indirect wholly-owned subsidiary of Herbalife Nutrition Ltd. (the “Issuer”), and (2) update the ownership description in Item 4 below.

[2]	Common shares, par value $0.0005 per share (the “Common Shares”), of the Issuer held of record by SwissCo.
[3]	Based on 147,525,849 Common Shares outstanding as of February 11, 2020.

CUSIP No. G4412G101	13G	Page 3 of 5

Item 1(a).	Name of Issuer:

Herbalife Nutrition Ltd. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

P.O. Box 309GT, Ugland House, South Church Street, Grand Cayman, Cayman Islands

Item 2(a).	Name of Person Filing:

HBL Swiss Services GmbH (formerly known as HBL Swiss Financing GmbH), an indirect wholly-owned subsidiary of the Issuer (“SwissCo”).

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Hansmatt 32, CH-6370 Stans NW, Switzerland

Item 2(c).	Citizenship:

SwissCo is a Swiss company with limited liability.

Item 2(d).	Title of Class of Securities:

Common shares of the Issuer, par value $0.0005 per share (“Common Shares”)

Item 2(e).	CUSIP Number:

G4412G101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Not applicable.

Item 4.	Ownership.

The 10,025,020 Common Shares reported on this Schedule 13G/A are held directly by SwissCo. SwissCo is wholly-owned by Herbalife International Luxembourg S.à.R.L., a Luxembourg private limited liability company (société à responsabilité limitée), existing and organized under the laws of Luxembourg, which is wholly-owned by WH Luxembourg Holdings S.à.R.L., a Luxembourg private limited liability company (société à responsabilité limitée), existing and organized under the laws of Luxembourg, which is wholly-owned by HBL Luxembourg Holdings S.à.R.L., a Luxembourg private limited liability company (société à responsabilité limitée), existing and organized under the laws of Luxembourg, which is wholly-owned by HBL Luxembourg Services S.à.R.L., a Luxembourg private limited liability company (société à responsabilité limitée), existing and organized under the laws of Luxembourg, which is wholly-owned by WH Intermediate Holdings Ltd., a Cayman Islands exempted company incorporated with limited liability, which is wholly-owned by the Issuer.

CUSIP No. G4412G101	13G	Page 4 of 5

(a)	Amount beneficially owned:

SwissCo is the beneficial owner of 10,025,020 Common Shares.

(b)	Percent of class:[1]

SwissCo is the beneficial owner of 6.8% of the outstanding Common Shares.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:[2]

SwissCo has the sole power to vote or to direct the vote over 10,025,020 Common Shares.

(ii)	Shared power to vote or to direct the vote:

SwissCo has the shared power to vote or to direct the vote over 0 Common Shares.

(iii)	Sole power to dispose or to direct the disposition of:

SwissCo has the sole power to dispose or to direct the disposition of 10,025,020 Common Shares.

(iv)	Shared power to dispose or to direct the disposition of:

SwissCo has the shared power to dispose or to direct the disposition of 0 Common Shares.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

[1]	Based on 147,525,849 Common Shares outstanding as of February 11, 2020.
[2]

So long as it is consistent with applicable laws, the Common Shares held by SwissCo will be voted in the same manner, and to the maximum extent possible, in the same proportion, as all other votes cast with respect to any matter properly submitted to a vote of the Issuer’s shareholders.

CUSIP No. G4412G101	13G	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2020

HBL Swiss Services GmbH

By:	/s/ Richard Caloca
Name:	Richard Caloca
Title:	Managing Director